Exhibit 99.3
SHARE ISSUANCE AND REPURCHASE AGREEMENT
Dated as of September 16, 2010
Between
SOLARFUN POWER HOLDINGS CO., LTD., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (the “Issuer”),
and
HANWHA SOLAR HOLDINGS CO., LTD., (the “Holder”)
          WHEREAS, pursuant to the terms of that certain Share Purchase Agreement, dated as of August 3, 2010, by and between the Issuer and the Holder (the “Share Purchase Agreement”), the Issuer is contemplating the sale and issuance of 36,455,089 Ordinary Shares to the Holder, and the Holder is contemplating the purchase of such Ordinary Shares from the Issuer;
          WHEREAS, the Issuer is a party to that certain Share Issuance and Repurchase Agreement, dated January 23, 2008, with the Dealer (the “Dealer Agreement”), pursuant to which the Issuer issued to the Dealer ADSs on similar terms to this Agreement;
          WHEREAS, the parties hereto have determined that the Holder shall be entitled to have an ownership interest in Ordinary Shares issued to Holder pursuant to this Agreement so long as the Dealer Agreement shall be outstanding and that such ownership shall be for 45,080,019 Ordinary Shares, in accordance with the terms and conditions of this Agreement, and as such number may be adjusted from time to time;
          WHEREAS, this Agreement sets forth the terms and conditions under which the Issuer shall issue said Ordinary Shares to the Holder; and
          WHEREAS, the parties are entering into this Agreement contemporaneously with and as a condition precedent to the closing of the transactions contemplated under the Share Purchase Agreement.
          NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement and in the Share Purchase Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
          Section 1. Certain Definitions. The following capitalized terms shall have the following meanings:
          “Additional Shares” is defined in Section 2 of this Agreement.
          “ADSs” means American Depositary Shares of the Issuer, each representing five Ordinary Shares (as amended or modified from time to time), or any other security, assets or other consideration (including Cash) into which the ADSs shall be reclassified, exchanged or converted.
          “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.
          “Beneficially Own” and “Beneficial Ownership” have the meanings given such terms in Rule 13d-3 under the Exchange Act; provided, however, that Beneficial Ownership under Rules 13d-3(1)(i) will be determined based on whether a Person has a right to acquire Beneficial Ownership irrespective of whether such right is exercisable within 60 days of the time of determination
          “Business Day” means any day except any Saturday, any Sunday, any day that is a federal legal holiday in the United States or any day on which banking institutions in the State of New York, the People’s Republic of China, Hong Kong, Seoul, the Republic of Korea or the Cayman Islands are authorized or required by law or other governmental action to close.
          “Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.
          “Closing Price” on any day means the closing sale price per ADS (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one, the average of the average bid and the average ask prices) on that date as reported on the Nasdaq or other principal U.S. securities exchange on which the ADSs are traded. If the ADSs are not listed for trading on a United States national or regional securities exchange on the relevant date, the Closing Price will be a price determined by the Holder and the Issuer in a commercially reasonable fashion. The Closing Price will be determined without reference to extended or after hours trading.
          “Cutoff Time” means 10:00 a.m. (New York time), or such other time on a Business Day as shall be agreed by the parties.
          “Dealer” means Morgan Stanley & Co. International PLC together with its permitted successors and assigns under the Dealer Agreement.
          “Governmental or Regulatory Authority” means any national government, any state, provincial, local or other political subdivision thereof, any government authority, agency, department, board, commission or instrumentality of the United States or a foreign nation or jurisdiction, any State of the United States or any political subdivision of any thereof, any court, tribunal or arbitrator, any self-regulatory organization or any other instrumentality, including the Financial Industry Regulatory Authority, Inc. and the Nasdaq Stock Market, LLC, of any jurisdiction in which a Person conducts business or operations.
          “Group” has the meaning given to such term as is used in and construed under Section 13(d)(3) of the Exchange Act.

          “Indenture” means that certain Indenture, dated as of January 29, 2008, by and among the Issuer, as issuer, and The Bank of New York, as Trustee, as conversion agent and as principal paying agent, for the Notes.
          “Initial Shares” is defined Section 2 of this Agreement.
          “Lien” means any mortgage, pledge, hypothecation, right of others, claim, charge, security interest, encumbrance, adverse claim or interest, easement, covenant, encroachment, servitude, lien, restrictions on transfer or other restrictions or limitations on rights or title of assets.
          “Make-Whole Change in Control” means a “make-whole change in control” pursuant to the Indenture, as such term is defined in the Indenture.
          “Market Value” on any day means, with respect to any Ordinary Share, the most recent Closing Price of the ADSs prior to such day, divided by the number of Ordinary Shares represented by an ADS on the date of such Closing Price.
          “Maximum Number of Outstanding Purchased Ordinary Shares” means that number of Ordinary Shares represented by the ADSs outstanding under the Dealer Agreement as of the determination date.
          “Notes” means the Issuer’s 3.5% Convertible Senior Notes Due 2018.
          “Number of Outstanding Purchased Ordinary Shares” means, at any time, the number of Purchased Ordinary Shares, less the number of Purchased Ordinary Shares (or other Ordinary Shares), if any, sold by the Holder to the Issuer for repurchase for cancellation pursuant to this Agreement. Notwithstanding anything herein to the contrary, in no event shall the Number of Outstanding Purchased Ordinary Shares at any time exceed the Maximum Number of Outstanding Purchased Ordinary Shares at such time.
          “Ordinary Shares” means the ordinary shares of the Issuer with a par value of USD0.0001 per ordinary share.
          “Person” means an individual or corporation, company, firm, general or limited partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, Governmental or Regulatory Authority or other entity of any kind.
          “Purchased Ordinary Shares” means the Ordinary Shares issued to the Holder pursuant to and in accordance with Section 2 hereof.
          “Ratio” means the number of Ordinary Shares issued to Holder pursuant to this Agreement (which shall be deemed to include the Additional Shares upon their issuance in accordance with Section 2) divided by the Maximum Number of Outstanding Purchased Ordinary Shares as of the date of this Agreement.

          “Sale” means, in respect of any Purchased Ordinary Shares, any sale, assignment, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, or any short position in a security or any other action or position otherwise reducing or transferring risk related to ownership through hedging or other derivative instruments (including any total return swap or similar arrangements), whether voluntarily or by operation of law or any agreement or commitment to do any of the foregoing.
          “Securities Act” means the Securities Act of 1933, as amended.
          “Shareholder Approval” means the requisite approval of the shareholders of the Issuer in respect of the transactions contemplated by this Agreement, as provided under Section 8 hereof.
          Section 2. Issuance of Ordinary Shares; Payment for Purchased Ordinary Shares.
     (a) Subject to the terms and conditions of this Agreement, the Issuer shall issue to the Holder (i) 30,672,689 Ordinary Shares (the “Initial Shares”) concurrently with the issuance of the Ordinary Shares to the Holder pursuant to the Share Purchase Agreement, and (ii) on the date immediately following Shareholder Approval, 14,407,330 Ordinary Shares (the “Additional Shares”), in each case, against payment therefor pursuant to subsection (c) hereof. In the event that an event that would have given rise to a repurchase right of the Issuer under Section 3 had the Additional Shares been issued as of the date of this Agreement, the issuance of the Additional Shares shall be reduced by the amount of Ordinary Shares that would have been subject to repurchase under Section 3 prior to the issuance of the Additional Shares.
     (b) Issuance of the Purchased Ordinary Shares to the Holder shall be made in the manner set forth under Section 10 below.
     (c) The Holder shall pay to the Issuer USD0.0001 per Purchased Ordinary Share (the “Payment Amount”). The Payment Amount shall be paid by the Holder on or before the time of issuance of the Purchased Ordinary Shares pursuant to Section 2(b).
          Section 3. Repurchase for Cancellation of Purchased Ordinary Shares.
     (a) Subject to compliance with applicable law, the Issuer shall be entitled to repurchase for cancellation from the Holder the number of Purchased Ordinary Shares equal to (i) the Number of Outstanding Purchased Ordinary Shares less (ii) the product obtained by multiplying (A) the Ratio by (B) the Maximum Number of Outstanding Purchased Ordinary Shares, if as of the date of determination such difference is a positive number (rounded up to the nearest whole Ordinary Share), immediately following payment of USD0.0001 per Ordinary Share to be repurchased payable by the Issuer to the Holder.
     (b) If the Issuer gives written notice to the Holder requiring it to sell Purchased Ordinary Shares to the Issuer for repurchase for cancellation upon the occurrence of a Default as set forth in Section 7, the Purchased Ordinary Shares shall, subject to compliance with applicable law, be repurchased for cancellation by the Issuer from the Holder for

USD0.0001 per Ordinary Share payable by the Issuer to the Holder, no later than the third (3rd) Business Day following the date of receipt of such written notice.
     (c) Subject to compliance with applicable law, the Holder shall be entitled to require the Issuer to repurchase for cancellation for USD0.0001 per Ordinary Share any or all of the Purchased Ordinary Shares at any time on any Business Day by giving three (3) Business Days written notice to the Issuer.
     (d) Subject to compliance with applicable law, in the event that the Holder’s Beneficial Ownership position in the Issuer (taking into account for this determination any Ordinary Shares or ADSs held by any Affiliate of the Investor or by another member of a Group with the Investor) would reasonably be expected to trigger a Make-Whole Change in Control as a result of any action or inaction of the Issuer (that is not otherwise directly caused by the Holder), the Issuer shall be entitled to repurchase for cancellation from the Holder that number of Purchased Ordinary Shares equal to that number of Purchased Ordinary Shares as would exceed the Make-Whole Change in Control threshold, immediately following payment of USD0.0001 per Ordinary Share to be repurchased payable by the Issuer to the Holder.
     (e) Subject to compliance with applicable law, in the event that the Holder’s Beneficial Ownership in the Issuer (taking into account for this determination any Ordinary Shares or ADSs held by any Affiliate of the Investor or by another member of a Group with the Investor) exceeds 49.9% of the total number of Ordinary Shares outstanding (such 49.9% amount, the “Maximum Amount”), then the Issuer shall be entitled to repurchase for cancellation from the Holder that number of Purchased Ordinary Shares equal to that number of Ordinary Shares in excess of the Maximum Amount (such excess, the “Excess Amount”), immediately following payment of USD0.0001 per Ordinary Share to be repurchased payable by the Issuer to the Holder. Further, in such event, the Holder agrees not to, and shall cause each of its Affiliates not to, vote that number of Purchased Ordinary Shares (including Ordinary Shares represented by ADSs) Beneficially Owned by it or them equal to the Excess Amount.
     (f) Any repurchase pursuant to Sections 3(a), (d) or (e) above shall be deemed effective immediately prior to the occurrence or event resulting in such right of repurchase.
     (g) In the event that the Issuer is legally unable to repurchase any Purchased Ordinary Shares to which it is entitled (whether by Legal Obstacle or otherwise) pursuant to this Section 3, the Holder agrees not to, and shall cause each of its Affiliates not to, vote that number of Purchased Ordinary Shares (including Ordinary Shares represented by ADSs) Beneficially Owned by it or them equal to such number of Purchased Ordinary Shares to which the Issuer is legally unable to repurchase.
     (h) The Holder shall sell the Purchased Ordinary Shares before the Cutoff Time on the day such repurchase for cancellation is required, subject to compliance with applicable law, to be made pursuant to this Section 3. Sale of Purchased Ordinary Shares to the Issuer shall be made in the manner set forth under Section 10 below.
          Section 4. Distributions.

     (a) If at any time the Issuer pays a Cash dividend or makes a Cash distribution in respect of the Ordinary Shares (in liquidation or otherwise), the Holder shall pay to the Issuer, within three (3) Business Days after the payment of such dividend or distribution, an amount in Cash equal to the product of (i) the amount per Ordinary Share of such dividend or distribution and (ii) the Number of Outstanding Purchased Ordinary Shares.
     (b) If at any time the Issuer makes a dividend or distribution in respect of the Ordinary Shares (in liquidation or otherwise) in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a dividend or distribution of Ordinary Shares, but including any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for Ordinary Shares) (a “Non-Cash Distribution”), the Holder shall deliver to the Issuer (whether or not the Holder is a holder of any or all of the Purchased Ordinary Shares) in kind, within three (3) Business Days after the date of such Non-Cash Distribution, the property or securities distributed in an amount equal to the product of (i) the amount per Ordinary Share of such Non-Cash Distribution and (ii) the Number of Outstanding Purchased Ordinary Shares. Notwithstanding the foregoing, if the Holder is unable, after making commercially reasonable efforts, to acquire all or a portion of the Non-Cash Distribution payable to the Issuer pursuant to the preceding sentence within two (2) Business Days of the date of such Non-Cash Distribution, the Holder may instead pay to the Issuer, in Cash, the value of the portion of the Non-Cash Distribution the Holder was unable to acquire. The value of such portion shall be determined in good faith by the Board of Directors of the Issuer.
          Section 5. Rights and Restrictions in Respect of Purchased Ordinary Shares.
          (a) Subject to the terms of this Agreement, the Holder shall only have voting rights in respect of the Purchased Ordinary Shares, and subject to applicable law, the Holder hereby irrevocably waives all other rights attaching to or arising in respect of the Purchased Ordinary Shares.
          (b) Holder acknowledges that the Purchased Ordinary Shares are personal to the Holder (and its permitted assigns hereunder). The Holder shall not make or solicit any Sale of, or create, incur or assume any Lien with respect to, any Purchased Ordinary Shares, other than a Sale to a permitted assign hereunder that is in compliance with the terms of this Agreement. Holder acknowledges that the Purchased Ordinary Shares will bear a legend to the effect of the foregoing and agrees that the legend may not be removed for any reason.
          (c) The Sale and Lien restrictions in this Agreement may not be avoided by the holding of Purchased Ordinary Shares directly or indirectly through a Person that can itself be sold in order to dispose of an interest in such Purchased Ordinary Shares free of such restrictions. Any attempt not in compliance with this Agreement to make any Sale of, or create, incur or assume any Lien with respect to, any Purchased Ordinary Shares will be null and void and of no force and effect, the purported transferee will have no rights or privileges in or with respect to such Purchased Ordinary Shares. The Holder hereby acknowledges and agrees that the Board of Directors of the Issuer shall be entitled to refuse to register any transfer of Purchased Ordinary Shares which is not in compliance with this Agreement, and the Issuer will not make any entry in its register of members to give effect to such attempted Sale or Lien.

          Section 6. Representations and Warranties.
          (a) Each of the Holder and the Issuer represents and warrants to the other that:
          (i) it has full power to execute and deliver this Agreement, to enter into the transactions contemplated hereby and to perform its obligations hereunder;
          (ii) subject only to Shareholder Approval (solely as it relates to the issuance of the Additional Shares pursuant to Section 2 and the Issuer’s repurchase rights pursuant to Section 3), it has taken all necessary action to authorize such execution, delivery and performance;
          (iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms; and
          (iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) assuming receipt of Shareholder Approval (solely as it relates to the issuance of the Additional Shares pursuant to Section 2 and the Issuer’s repurchase rights pursuant to Section 3), its memorandum and articles of association, constitution, certificate of incorporation, articles of incorporation, bylaws, articles of organization, partnership agreement, limited liability company agreement, trust deed, formation agreement, joint venture agreement or other similar organizational documents (in each case, as amended through the date of this Agreement), (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.
     (b) The Issuer represents and warrants to the Holder that the Purchased Ordinary Shares have been duly authorized and, upon the issuance and delivery of the Purchased Ordinary Shares to the Holder, and subject to the contemporaneous or prior receipt of the Payment Amount by the Issuer, will be validly issued, fully paid and nonassessable and the holders of the Ordinary Shares have no preemptive rights with respect to the Purchased Ordinary Shares.
     (c) The Issuer represents and warrants to the Holder that, as of the date of this Agreement, the Maximum Number of Outstanding Purchased Ordinary Shares is [•].
          Section 7. Events of Default.
     (a) If either of the following events occur (each, a “Default”), then, subject to compliance with applicable law, the Holder, upon written notice from the Issuer, shall be required to sell all of the Purchased Ordinary Shares (or a number of other Ordinary Shares equal to the Number of Outstanding Purchased Ordinary Shares) to the Issuer for repurchase for cancellation for USD0.0001 per Ordinary Share, as provided in Section 3(b):
          (i) the filing by or on behalf of the Holder of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or thereafter existing (“Bankruptcy Law”), or any action by the Holder for, or consent or acquiescence to, the appointment of a receiver trustee or other custodian of the Holder, or of all or a substantial part of its property; or the making by the Holder of a general assignment for the benefit of creditors; or the admission by the Holder in writing of its inability to pay its debts as they become due; or
          (ii) the filing of any involuntary petition against the Holder in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over the Holder or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of the Holder or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of the Holder; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged.
          Section 8. Shareholder Approval.
     In connection with the first annual meeting of the shareholders of the Issuer following the date of this Agreement (or any postponement or adjournment thereof), (a) the Issuer will propose that this Agreement, and the transactions contemplated hereunder, including the issuance of the Additional Shares and the Issuers’ rights of repurchase hereunder, be approved, and (b) the Holder agrees to, and to cause each of its Affiliates to, vote any and all Ordinary Shares (including Ordinary Shares represented by ADSs) Beneficially Owned by it or them to approve this Agreement and the transactions contemplated hereunder.
          Section 9. Remedies.
     (a) Notwithstanding anything to the contrary herein, if the Holder is required to sell Purchased Ordinary Shares (or other Ordinary Shares) to the Issuer for repurchase, subject to compliance with applicable law, for cancellation pursuant to Section 3(a), Section 3(b) or Section 7 and, at the time such requirement arises, the purchase of Ordinary Shares in an amount equal to the number of Purchased Ordinary Shares (or other Ordinary Shares) so required to be sold shall (i) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject, (ii) violate, or would upon such purchase likely violate, any order or prohibition of any court, tribunal or other governmental authority or (iii) require the prior consent of any court, tribunal or governmental authority prior to any such repurchase (each of (i), (ii) and (iii), a “Legal Obstacle”), then, in each case, the Holder shall immediately notify the Issuer of the Legal Obstacle and the basis therefor, whereupon the Holder’s obligations under Section 3(a), Section 3(b) or Section 7 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a

“Repurchase Suspension”). If any Repurchase Suspension continues for more than five Business Days, then on the fifth such Business Day the Issuer shall have the right, exercisable in its sole discretion, to require the Holder to pay to the Issuer, no later than three (3) Business Days following written notice from the Issuer, an amount in Cash equal to (x) the aggregate Market Value as of the date of such notice of the number of Ordinary Shares otherwise required to be sold less (y) USD0.0001 multiplied by the number of Ordinary Shares referred to in (x), whereupon the Holder’s obligation to sell the specified number of Ordinary Shares to the Issuer for repurchase for cancellation shall be automatically extinguished.
     (b) Notwithstanding Section 9(a) above, the foregoing shall not apply to any Repurchase arising pursuant to Section 3(d) above.
          Section 10. Issuance of Ordinary Shares; Transfer of Cash and Securities.
     (a) All Purchased Ordinary Shares issued to the Holder hereunder shall be evidenced by physical share certificates in form acceptable to Holder. Upon any repurchase for cancellation of Purchased Ordinary Shares by the Issuer from the Holder hereunder, the Holder shall deliver to the Issuer for cancellation the share certificates evidencing such Purchased Ordinary Shares.
     (b) All transfers of Cash hereunder to the Holder or the Issuer shall be by wire transfer in immediately available, freely transferable funds.
     (c) A transfer of securities or Cash may be effected under this Section 10 on any Business Day.
          Section 11. Indemnities.
          The Holder hereby agrees to indemnify and hold harmless the Issuer and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such Person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by the Holder of any of its representations or warranties contained in Section 6, or (ii) any breach by the Holder of any of its covenants or agreements in this Agreement.
          Section 12. Termination of Agreement.
          This Agreement and the obligations of the parties hereunder shall terminate on the earlier of (i) the date that all Purchased Ordinary Shares have been repurchased pursuant to the terms hereof and (ii) the date that the Holder and Issuer have completed or satisfied all of their obligations hereunder. Notwithstanding the foregoing, upon the termination of the Dealer Agreement, the Issuer shall be required to repurchase all Purchased Ordinary Shares of which it has the right to repurchase under Section 3 to the extent it has not exercised its right to do so under this Agreement. Unless otherwise agreed by the Holder and the Issuer, the provisions of Section 11 shall survive the termination of this Agreement.

          Section 13. Notices.
     (a) All notices and other communications hereunder shall be in writing and delivered by internationally recognized overnight courier, facsimile or email, and shall be deemed to have been duly given when received.
     (b) All such notices and other communications shall be directed to the following address:

(i)	If to the Holder:

Hanwha Solar Holdings Co., Ltd.
c/o Hanwha Chemical Corporation
Hanwha Building, 1, Janggyo-dong, Jung-gu,
Seoul 100-797, Korea
Attention: Mr. Eun Sik Kim, Deputy Senior Manager
Fax: 82 2 729 1205
Email: eunsik.kim1218@hanwha.co.kr

(ii)	If to the Issuer:

Solarfun Power Holdings Co., Ltd.
888 Linyang Road, Qidong
Jiangsu Province 226200
People’s Republic of China
Attention: Mr. Gareth Kung, Chief Financial Officer
Facsimile no.: +(86) 21-2602-2889
E-mail address: Gareth.Kung@solarfun-power.com
     (c) In the case of any party, at such other address as may be designated by written notice to the other parties.
          Section 14. Governing Law; Submission to Jurisdiction; Appointment of Agent for Service; Severability; Assignment.
     (a) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. All proceedings arising out of or relating to this Agreement (each, a “Proceeding”) shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Proceeding, such Proceeding shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Proceeding arising out of or relating to this Agreement brought by either party, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.
     (b) Each of the parties hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the parties hereby (a) certifies that no representative of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 14(b).
     (c) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.
     (d) The parties to this Agreement hereby irrevocably and unconditionally waive any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section.
     (e) This constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all oral communications and prior writings with respect thereto.
     (f) The rights and duties of the Holder under this Agreement may not be assigned or transferred by the Holder without the prior written consent of the Issuer, such consent to be made at the Issuer’s sole discretion; provided that without the consent of the Issuer, the Holder may assign or transfer any of its rights or duties hereunder to any (a) wholly-owned Affiliate of the Purchaser, or (b) any Affiliate of the Purchaser that is majority owned by the Purchaser, provided that the interests in the Affiliate that are not held by the Purchaser are held by Affiliates of the Purchaser; provided, however, that if any such assignment by the Holder shall occur, the Holder shall remain liable for all obligations of the Holder under this Agreement and such affiliate shall deliver to the Issuer a certificate containing representations and warranties substantially similar to the representations and warranties in Section 6(a) and shall agree to be bound hereunder as and to the same extent, jointly and severally, with the Holder.
     (g) The rights and duties of the Issuer under this Agreement may not be assigned or transferred by the Issuer without the prior written consent of the Holder, such consent not to be unreasonably withheld; provided that without the consent of the Holder, the Issuer may assign or transfer any of its rights or duties hereunder (i) to any directly or indirectly wholly-owned subsidiary of the Issuer, or (ii) in connection with a merger, business combination, scheme, or sale of all or substantially all of the assets of the Issuer; provided that the successor, acquiror or assignee of the Issuer will expressly assume and agree in writing to be bound by all of the terms and conditions of this Agreement.
          Section 15. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.
          Section 16. Equity Rights. The Holder acknowledges and agrees that this Agreement is not intended to convey to the Holder any rights to the claims of common shareholders in a winding up of the Issuer; provided, however, that nothing herein shall limit or shall be deemed to limit the Holder’s right to pursue remedies in the event of a breach by the Issuer of its obligations and agreements with respect to this Agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Share Issuance and Repurchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ISSUER: SOLARFUN POWER HOLDINGS CO., LTD.
By:	/s/ Ping Peter Xie
Name:	Ping Peter Xie
Title:	President and CEO

HOLDER: HANWHA SOLAR HOLDINGS CO., LTD.
By:	/s/ Jae Chun Song
Name:	Jae Chun Song
Title:	Director

[Signature Page to the Share Issuance and Repurchase Agreement]